FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2004	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                (Check One) Form 20-F x Form 40-F ___

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes No x

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

PRESS RELEASE

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernández / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
 afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA announces first quarter 2004 results

FIRST QUARTER 2004

  Consolidated revenues reached Ps.10,439.0 million and consolidated operating income totaled Ps.1,572.7 million during the first quarter of 2004, reaching a consolidated operating margin of 15.1%.

Mexico City (April 26, 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the first quarter of 2004.

“The implementation of our values and our organizational culture throughout our new territories is helping us to face a new competitive dynamics in our different markets. We expect to achieve better results as we implement initiatives that include: aligning our operating practices, developing new packaging and product alternatives for the consumer along with market segmentation initiatives ” stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the first quarter of 2004, our consolidated revenues reached Ps.10,439.0 million. Average price per unit case was Ps.23.52 (U.S.$2.10). Consolidated operating income reached Ps.1,572.7 million during the first quarter of 2004, resulting in a 15.1% operating margin.

The integral cost of financing totaled Ps.26.9 million during the first quarter of 2004, reflecting the greater accrued interest expenses related to the additional indebtedness incurred and assumed in connection with the Panamco acquisition, which were partially offset by the consolidated monetary position gain, resulting from inflation adjustments applied to the consolidated net monetary position.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes, was 41.3% during the first quarter of 2004, reflecting the Mexican effective tax rate of 43.0% including the employee profit sharing rate of 10% that applied to our Mexican income before taxes, which comprised the majority of the taxable income during the quarter.

Consolidated majority net income was Ps.868.4 million in the first quarter of 2004, resulting in earnings per share (“EPS”) of Ps.0.470 (U.S.$0.421 per ADS) computed on the basis of 1,846 million shares outstanding (each ADS represents ten local shares).

BALANCE SHEET

As of March 31, 2004, Coca-Cola FEMSA had a cash balance of Ps.2,533 million (U.S.$226.8 million), total short-term debt of Ps.2,007 million (U.S.$179.7 million) and long-term debt of Ps.25,588 million (U.S.$2,290.8 million).

During the first quarter of 2004, the Company prepaid U.S.$235 million of debt maturing 2006 and Ps.905 million (equivalent to approximately U.S.$81.0 million) of debt maturing in 2004. This was achieved by taking a new U.S.$50 million six year bullet bank loan and a Ps.1,650 million seven year bullet bank loan (equivalent to approximately U.S.148 million) and the remaining with cash on hand. This refinancing improved our maturity profile and currency exposure.

The following charts set forth the debt profile of the Company by currency and interest rate type, and the debt amortization schedule as of March 31, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(1)

U.S. dollars	39%	11%	6.36%
Mexican pesos	58%	58%	8.00%
Colombian pesos	2%	100%	10.43%
Brazilian real	1%	100%	22.35%

(1) Annualized average interest rate per currency for the first quarter of 2004.

Debt amortization schedule Amounts in millions (Local Currency)(1)

	U.S. dollars	Mexican pesos	Colombian pesos	Brazilian real

2004	$ 153.7			R. 70.5
2005	35.6	Ps. 3,206.9	Col. 65,750
2006	321.8	2,209.0	45,000
2007	70.2	2,913.8	34,250
2008	34.9	4,206.9
2009 and thereafter	340.0	3,150.0

(1)Debt amortization valued at face value as of March 31, 2004.

OPERATING RESULTS BY TERRITORY

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. (“Panamco”) had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results have not been included in our financial statements for periods prior to May 2003.

Financial information for the first quarter of 2004 includes three months results for all of our territories. Coca-Cola FEMSA’s financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

For volume comparison purposes, we included the sales volume figures recorded by Panamco for the first quarter of 2003.

FIRST QUARTER 2004 SUMMARY:

	Volume (MUC)	Operating Income (million)	% Total	% Operating Margin

Mexico	228.3	Ps. 1,181.6	75.1%	19.4%
Central America	26.5	104.9	6.7%	12.6%
Colombia	41.6	36.2	2.3%	4.3%
Venezuela	40.9	65.5	4.2%	6.7%
Brazil	66.4	79.1	5.0%	7.4%
Argentina	37.1	105.6	6.7%	16.9%

Total	440.8	Ps. 1,572.7	100.0%	15.1%

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,097.6 million for the first quarter of 2004. Average price per unit case was Ps.26.51 (U.S.$2.38). Excluding Ciel water volumes in 5.0, 19.0 and 20.0 Lt packaging presentations, average price per unit case was Ps.30.35 (U.S.$ 2.71).

During the quarter Carbonated Soft Drink (“CSD”) volumes increased 3.7% as compared to the same period in 2003. The CSD volume increase was mainly driven by a 4.3% growth in the cola category. Total sales volume reached 228.3 Million Unit Cases (“MUC”) in the first quarter of 2004, remaining almost flat over the same period in 2003, due to lower bottled water volumes in our territories which offset CSD volume growth.

During the first quarter of 2004, we introduced Mundet Multi-flavors in a 2.0 Lt polyethylene terephtalate (“PET”) presentation and 600 ml PET presentation on a segmented channel basis and brand Coca-Cola in an 8 oz mini-can focusing on the recovery of consumption of individual servings.

Income from Operations

Gross profit totaled Ps.3,232.2 million reaching a 53.4% margin as percentage of total revenues for the first quarter of 2004. During the quarter we experienced higher sweetener prices which partially offset PET price decreases as compared to the fourth quarter of 2003.

Operating profit totaled Ps.1,181.6 million, reaching a 19.4% margin as a percentage of total revenues. Selling expenses measured by unit case were impacted by (i) lower fixed cost absorption driven by lower seasonal volumes as compared to the fourth quarter of 2003, (ii) the standardization of cooler and distribution fleet maintenance practices in our new territories, and (iii) the introduction of cooler equipment.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.830.7 million during the first-quarter of 2004. Average price per unit case was Ps.31.23 (U.S.$2.80) during this period, due to price increases implemented during the quarter in Costa Rica and in Guatemala, and a more favorable packaging mix. In the first quarter of 2004, total sales volume in our Central American territories increased by 7.7% to 26.5 MUC as compared to the same period in 2003, mainly as a result of the 8.3% growth of brands Coca-Cola, which accounted for more than 70% of incremental volumes.

In the first quarter of 2004, with the purpose of strengthening our packaging/product portfolio and developing new price points in the market, we introduced (i) a 2.0 Lt PET non-returnable for flavors in Nicaragua, (ii) 8 oz, 500 ml and 1.0 Lt returnable glass presentations for brand Coca-Cola in Costa Rica, and (iii) the upsize of the 500 ml PET flavors presentation to a 600 ml PET in Panama.

Income from Operations

Gross profit totaled Ps.397.9 million during the first quarter of 2004, reaching a 48.1% gross margin. During this period the Company experienced raw material price increases in line with inflation as compared to the fourth quarter of 2003 and lower fixed cost absorption due to the sales volume seasonality of the business. Operating income totaled Ps.104.9 million during the first quarter of 2004, reaching an operating income margin of 12.6%. During the quarter, the Company experienced lower administrative and selling expenses derived from the savings achieved through better practices, mainly in distribution fleet maintenance, marketing expenses and headcount optimization in prior quarters.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.848.3 million during the first quarter of 2004, an average price per unit case of Ps.20.39 (U.S.$1.82). Total sales volume decreased by 5.9% as compared to the same period in 2003, mainly as a result of the sales volume decline in bottled water, which accounted for more than 60% of the volume decrease, and CSDs accounting for the balance. During the quarter, we launched Coca-Cola vanilla in order to reinvigorate the cola category.

Income from Operations

Gross profit totaled Ps.383.9 million during the first quarter of 2004, reaching a 45.3% gross margin during the same period. Operating income was Ps.36.2 million, reaching a 4.3% margin during the first quarter of 2004. During the quarter, the company experienced higher marketing expenses as a percentage of total revenues, related to the introduction of returnable bottles and the implementation of commercial activities to improve our point of sale execution.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.980.2 million during the first quarter of 2004 and average price per unit case in Venezuela reached Ps.23.97 (U.S.$2.15), as a result of a 13.6% weighted average price increase implemented during the first quarter of 2004. Despite the price increases implemented during the first quarter of 2004, our volume increased 44.5% compared to the first quarter of 2003, when political unrest in Venezuela due to a national strike in January of 2003 made it practically impossible for Panamco to run these operations on a regular basis. The increase was also driven by our packaging and pricing segmentation strategies implemented during the quarter. During the quarter we launched Coca-Cola vanilla, in order to expand our existing cola category line, and a 2.25 Lt PET presentation of Grapette, our existing value protection brand.

Income from Operations

Gross profit totaled Ps.391.4 million during first quarter of 2004, reaching a 39.9% gross margin during the same period. During the quarter, we experienced raw material price increases due to the devaluation of the Venezuelan Bolivar versus the U.S. dollar.

Operating income was Ps.65.5 million reaching an operating income margin of 6.7% during the first quarter of 2004, mainly driven by lower fixed cost absorption due to the volume seasonality of the business as compared with the fourth quarter of 2003.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.1,073.1 million during the first quarter of 2004. Average price per unit case was Ps.16.12 (U.S.$1.44) during this period, as a result of the combined effect of (i) revenue management initiatives, which have been implemented since we took over the operations, and (ii) the reduction of sales volume concentration in the 2.0 Lt PET presentations, from more than 60% of total sales volume in the first quarter of 2003 to 56% in the same period of 2004.

During the first quarter of 2004, CSD sales volume in our Brazilian territories decreased by 6.7% as compared to the same period in 2003, including the reduction of 23.3% in value protection brands. Beer sales volume, performed by Kaiser, declined 6.8% in the first quarter of 2004 as compared to the same period in 2003. During the quarter, sales volume in our cola category remained almost flat due to the packaging diversification strategy we have been implementing since May 2003.

Income from Operations

Gross profit during the first quarter of 2004 totaled Ps.413.3 million, reaching a 38.6% margin. Operating income was Ps.79.1 million during the first quarter of 2004, reaching an operating margin of 7.4%, driven by lower fixed cost absorption due to the volume seasonality of the business as compared with the fourth quarter of 2003 and higher administrative expenses related to setting up our Mercosur headquarter in Sao Paulo.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations were not affected by the Panamco acquisition and therefore are fully comparable with previous periods.

Revenues

Total revenues reached Ps.625.3 million, a 17.8% increase as compared to the first-quarter of 2003 and the average price per unit case grew by 1.7% over the first-quarter of 2003 to Ps.15.94 (U.S.$1.43).

In the first quarter of 2004, total sales volume in our Argentine territory reached 37.1 MUC, a 17.5% increase as compared to the same period of 2003, mainly driven by brand Coca-Cola, which represented more than 50.0% of the total growth and the increase of our sales volume in returnable presentations, which accounted for 27.5% during the quarter as compared to 22.9% in the same period of 2003. In the first quarter of 2004 we achieved our best first quarter in the franchise history, in terms of sales volume and operating income margin.

Income from Operations

Gross profit as a percentage of total revenues, increased by 410 basis points from 37.3% in the first quarter of 2003 to 41.4% in 2004. This improvement was the combination of higher sales volume and operating efficiencies achieved during the quarter, which more than offset increases in raw material prices.

In Argentina, operating expenses as a percentage of total revenues decreased 470 basis points from 27.0% in the first quarter of 2003 to 22.3% in the first quarter of 2004, as a result of strict cost-control selling initiatives and a decline in fixed cost administrative expenses related to the migration of certain executives to the headquarters of our Mercosur division based in Sao Paulo. Operating income during the first quarter of 2004 in our Argentine territories was Ps.105.6 million and operating margin grew to 16.9%, an increase of 910 basis points as compared to first quarter of 2003.

CONFERENCE CALL INFORMATION

Our first-quarter 2004 Conference Call will be held on: April 26, 2004, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-396-2383 and International: 617-847-8711.

If you are unable to participate live, an instant replay of the conference call will be available through May 3, 2004. To listen to the replay please dial: Domestic U.S.: 888- 286-8010 or International: 617-801-6888. Pass code: 98344233.

• • •

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

• • •

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2004. For comparison purposes, 2003 and 2004 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the first quarter of 2004, which ended on March 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “U.S.$” are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

• • •

(5 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March 31, 2004 and December 31, 2003
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2004

ASSETS	2004	2003

Current Assets
Cash and cash equivalents	Ps. 2,533	Ps. 2,835

Accounts receivable:
Trade	1,023	1,360
Notes	104	87
Prepaid taxes	644	1,106
Other	560	396

Total accounts receivable	2,331	2,949

Inventories	2,320	2,228
Prepaid expenses	211	205

Total current assets	7,395	8,217

Property, plant and equipment
Land	2,375	2,531
Buildings, machinery and equipment	24,835	24,552
Accumulated depreciation	(10,834)	(10,617)
Construction in progress	645	681
Bottles and cases	946	973

Total property, plant and equipment	17,967	18,120

Investment in shares	519	538
Deferred charges, net	1,372	1,352
Intangibles	34,326	34,250

TOTAL ASSETS	Ps. 61,579	Ps. 62,477

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March 31, 2004 and December 31, 2003
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2004

LIABILITIES & STOCKHOLDERS' EQUITY	2004	2003

Current Liabilities
Short-term bank loans and notes	Ps. 2,007	Ps. 3,010
Interest payable	380	380
Suppliers	3,485	3,443
Accounts payable and others	2,043	1,699
Taxes payable	952	1,050

Total Current Liabilities	8,867	9,582

Long-term bank loans	25,588	26,476
Pension plan and seniority premium	591	595
Other liabilities	2,940	2,621

Total Liabilities	37,986	39,274

Stockholders' Equity

Minority interest	81	167

Majority interest
Capital stock	2,697	2,697
Additional paid in capital	11,540	11,540
Retained earnings of prior years	11,417	9,585
Net income for the period	868	2,353
Cumulative results of holding non-monetary assets	(3,010)	(3,139)

Total majority interest	23,512	23,036

Total stockholders' equity	23,593	23,203

TOTAL LIABILITIES & EQUITY	Ps. 61,579	Ps. 62,477

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March 31, 2004 and 2003
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2004

	Consolidated			Mexican Operations		Central American Operations		Colombian Operations

	2004	2003	% VAR	2004	%Total Revenues	2004	%Total Revenues	2004	%Total Revenues

Sales Volume(millions unit cases)	440.8	150.2	193.5	228.3		26.5		41.6
Average unit price per unit case	23.52	28.65	(17.9)	26.51		31.23		20.39

Net revenues	10,367.4	4,303.5	140.9	6,052.1		827.2		848.3
Other operating revenues	71.6	53.1	34.8	45.5		3.5		-

Total revenues	10,439.0	4,356.6	139.6	6,097.6	100.0	830.7	100.0	848.3	100.0
Cost of sales	5,388.6	2,100.6	156.5	2,865.4	47.3	432.8	52.3	464.4	54.8

Gross profit	5,050.4	2,256.0	123.9	3,232.2	53.4	397.9	48.1	383.9	45.3

Administrative expenses	601.6	337.9	78.0	354.1	5.8	60.2	7.2	48.1	5.7
Selling expenses	2,876.1	873.4	229.3	1,696.5	27.8	232.8	28.0	299.7	35.3

Operating expenses	3,477.7	1,211.3	187.1	2,050.6	33.6	293.0	35.3	347.8	41.0

Goodwill amortization	-	5.9	(100.0)	-	-	-	-	-	-

Operating income	1,572.7	1,038.8	51.4	1,181.6	19.4	104.9	12.6	36.2	4.3

Interest expense	577.9	98.9	484.4
Interest income	32.2	67.1	(52.0)
Interest expense, net	545.8	31.8	1,616.2
Foreign exchange loss (gain)	(58.6)	19.4	(402.2)
Loss (gain) on monetary position	(460.2)	17.3	(2,760.1)

Integral cost of financing	26.9	68.5	(60.7)
Other (income) expenses, net	66.2	57.8	14.6

Income before taxes	1,479.5	912.5	62.1
Taxes	611.0	421.6	44.9

Consolidated net income	868.6	490.9	76.9

Majority net income	868.4	490.9	76.9

Minority net income	0.2	-	-

Non-cash items (2)	569.6	222.4	156.1	339.0	5.6	56.5	6.8	67.0	7.9

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March 31, 2004 and 2003
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2004

	Venezuelan Operations		Braziliann Operations		Argentine Operations

	2004	%Total Revenues	2004	%Total Revenues	2004	%Total Revenues	2003	%Total Revenues	% VAR

Sales Volume(millions unit cases)	40.9		66.4		37.1		31.6		17.5
Average unit price per unit case	23.97		16.12		15.94		15.67		1.7

Net revenues	979.7		1,070.6		591.9		495.3		19.5
Other operating revenues	0.5		2.5		33.4		35.7		(6.4)

Total revenues	980.2	100.0	1,073.1	100.0	625.3	100.0	531.0	100.0	17.8
Cost of sales	588.8	60.1	659.7	61.6	380.4	64.3	346.2	69.9	9.9

Gross profit	391.4	39.9	413.3	38.6	244.9	41.4	184.8	37.3	32.5

Administrative expenses	53.4	5.4	85.2	7.9	13.8	2.2	30.0	5.6	(54.0)
Selling expenses	272.5	27.8	249.0	23.2	125.6	20.1	113.3	21.3	10.9

Operating expenses	325.9	33.2	334.2	31.1	139.4	22.3	143.3	27.0	(2.7)

Goodwill amortization	-	-	-	-	-	-	-	-	na

Operating income	65.5	6.7	79.1	7.4	105.6	16.9	41.5	7.8	154.2

Non-cash items (2)	56.0	5.7	20.4	1.9	30.7	4.9	46.2	8.7	(33.5)

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

SELECTED INFORMATION

For the three months ended March 31, 2004 and 2003

Expressed in million Mexican pesos as of March 31, 2004

1Q 2003

Capex	364.1
Depreciation	125.6
Amortization & Others	96.8

1Q 2004

Capex	409.0
Depreciation	307.4
Amortization & Others	262.2

VOLUME (MUC)
Expressed in million unit cases

	1Q 2003

	Colas	Flavors	Water	Beer	Others	Total

Mexico(1)	133.3	43.1	50.2	0.0	1.5	228.1
Central America	16.6	6.3	1.1	0.0	0.6	24.6
Colombia	27.0	9.6	7.5	0.0	0.1	44.2
Venezuela	16.5	8.0	2.3	0.0	1.5	28.3
Brazil	37.2	18.5	3.0	11.7	0.5	70.9
Argentina	22.1	9.0	0.4	0.0	0.1	31.6

Total	252.7	94.5	64.5	11.7	4.3	427.7

(1) Water volume includes 3.1 MUC and 2.1 MUC of Ciel 5.0 Lt presentation in 1Q2003 and 1Q2004, respectively.

	1Q 2004

	Colas	Flavors	Water	Beer	Others	Total

Mexico (1)	139.0	43.9	44.4	0.0	1.0	228.3
Central America	18.0	6.8	1.2	0.0	0.5	26.5
Colombia	26.6	9.0	5.9	0.0	0.1	41.6
Venezuela	22.7	12.0	3.7	0.0	2.5	40.9
Brazil	37.1	14.9	3.1	10.9	0.4	66.4
Argentina	25.3	11.4	0.3	0.0	0.1	37.1

Total	268.7	98.0	58.6	10.9	4.6	440.8

(1) Water volume includes 3.1 MUC and 2.1 MUC of Ciel 5.0 Lt presentation in 1Q2003 and 1Q2004, respectively.

PACKAGE MIX BY PRESENTATION
Expressed as a percentage of Total Volume

	1Q 2003

	Ret	Non-Ret	Fountain	Jug

Mexico	27.0	54.9	1.3	16.8
Central America	49.9	44.3	5.8	-
Colombia	52.4	37.4	2.6	7.6
Venezuela	33.5	60.9	2.5	3.1
Brazil	10.7	85.6	3.7	-
Argentina	22.9	73.2	3.9	-

	1Q 2004

	Ret	Non-Ret	Fountain	Jug

Mexico	28.8	55.2	1.3	14.7
Central America	52.7	42.5	4.8	-
Colombia	53.2	37.0	3.1	6.7
Venezuela	32.1	61.0	2.6	4.3
Brazil	10.2	87.0	2.8	-
Argentina	27.5	69.1	3.4	-

March 2004
Macroeconomic Information

	Inflation			Foreign Exchange Rate
	LTM	YTD	1Q 2004	(Per US Dollar)*

Mexico	4.23%	1.57%	1.57%	11.17
Colombia	5.98%	2.87%	2.87%	2,678.16
Venezuela	23.56%	6.35%	6.35%	1,920.00
Brazil	6.50%	1.72%	1.72%	2.91
Argentina	2.72%	0.80%	0.80%	2.86

* Figures as of March 31, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: April 26, 2004	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer